Filed Pursuant to Rule 433

Registration No. 333-229797

Issuer Free Writing Prospectus dated March 3, 2020

Relating to Preliminary Prospectus Supplement dated March 3, 2020

TEXAS INSTRUMENTS INCORPORATED

Pricing Term Sheet

1.375% Notes due 2025

Issuer:	Texas Instruments Incorporated (“TI”)

Principal Amount:	$750,000,000

Maturity:	March 12, 2025

Coupon:	1.375%

Price to Public:	99.851% of principal amount

Interest Payment Dates:	March 12 and September 12, beginning on September 12, 2020, and on the maturity date

Day Count Convention:	30/360

Proceeds (before expenses) to TI:	$746,257,500

Benchmark Treasury:	1.125% due February 28, 2025

Spread to Benchmark Treasury:	60 basis points

Yield to Maturity:	1.406%

Benchmark Treasury Price and Yield:	101-17 3⁄4 ; 0.806%

Make-Whole Call:	At any time before February 12, 2025 (one month before the maturity date) at the greater of: (i) 100% of the principal amount of the notes being redeemed; and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) from the date of redemption to February 12, 2025 (one month before the maturity date), in each case discounted to the date of redemption on a semi-annual basis at the rate of Treasury plus 10 basis points

Par Call:	At any time on or after February 12, 2025 (one month before the maturity date) at 100% of the principal amount of notes being redeemed

Trade Date:	March 3, 2020

Settlement Date:	March 12, 2020 (T+7)

Denominations:	$2,000 and multiples of $1,000 thereafter

CUSIP/ISIN:	882508 BH6 / US882508BH65

Ratings:*	Moody’s: A1 (stable outlook) S&P: A+ (stable outlook)

Joint Book-Running Managers:	BofA Securities, Inc. MUFG Securities Americas Inc. Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC

Co-Managers:	Siebert Williams Shank & Co., LLC U.S. Bancorp Investments, Inc. BNP Paribas Securities Corp. HSBC Securities (USA) Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefore on or about March 12, 2020, which is the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the delivery of the notes should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling BofA Securities, Inc. at (800) 294-1322 and MUFG Securities Americas Inc. at (877) 649-6848.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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